Exhibit 11.	Metro Bancorp, Inc.
Computation of Net Income Per Common Share

For the Quarter Ended March 31, 2015
	Income	Shares	Per Share Amount
Basic Earnings Per Common Share:
Net income	$5,722,000
Preferred stock dividends	(20,000)
Income available to common stockholders	5,702,000	14,168,459	$0.40
Effect of Dilutive Securities:
Stock options		268,761
Diluted Earnings Per Common Share:
Income available to common stockholders plus assumed conversions	$5,702,000	14,437,220	$0.39
For the Quarter Ended March 31, 2014
	Income	Shares	Per Share Amount
Basic Earnings Per Common Share:
Net income	$4,944,000
Preferred stock dividends	(20,000)
Income available to common stockholders	4,924,000	14,160,697	$0.35
Effect of Dilutive Securities:
Stock options		183,291
Diluted Earnings Per Common Share:
Income available to common stockholders plus assumed conversions	$4,924,000	14,343,988	$0.34